UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-10533

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

U. S. BORAX INC. 401(K) SAVINGS & RETIREMENT PLAN FOR REPRESENTED EMPLOYEES

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U. S. BORAX INC. 401(K) SAVINGS & RETIREMENT PLAN FOR REPRESENTED EMPLOYEES

By:	/s/ Kathy K. Pike
Name: Kathy K. Pike
Secretary-Rio Tinto America Inc. Benefit Governance Committee

Date: June 28, 2017

U.S. Borax Inc. 401(k) Savings
& Retirement Contribution Plan
for Represented Employees

Financial Report

December 31, 2016

1

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Inc. Benefit Governance Committee

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

We have audited the accompanying statements of net assets available for benefits of the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying supplemental schedules of assets (held at end of year) as of December 31, 2016 and delinquent participant contributions for the year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 28, 2017

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015

Investments at fair value (Notes 3 and 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$ 44,454, 439	$ 42,911,621

Receivables:
Participant contributions	85,184	-
Employer contributions	33,332	-
Notes from participants	1,351,538	1,122,241
Total receivables	1,470,054	1,122,241

Payables:
Fees payable	(23,517)	-
Total payables	(23,517)	-

Net assets available for benefits	$ 45,900,976	$ 44,033,862

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Investment results (Note 3):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$ 2,772,452

Interest income on notes from participants	53,100

Contributions:
Participants	2,075,120
Participant rollovers	65,575
Employer, net of forfeitures	768,756
Total contributions	2,909,451

Benefits paid to participants and loans deemed distributed	(3,723,268)

Administrative expenses	(12,546)

Net increase before transfers	1,999,189

Transfers to the Rio Tinto America Inc. 401(k) Savings Plan and
Investment Partnership Plan (Note 1)	(132,075)

Net increase after transfers	1,867,114

Net assets available for benefits:
Beginning of the year	44,033,862
End of the year	$ 45,900,976

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 1.          Description of the Plan

The following description of the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees, (the “Plan” or the “Borax Plan”) provides only general information. Participants should refer to the plan document, summary plan description and union agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all hourly employees of U.S. Borax Inc. (the “Company” or the “Employer”) who are represented by or included in a collective bargaining unit of the Company (Boron or Wilmington), as defined in the plan document. Eligible Boron employees can contribute to the Plan and receive the Company match on the first day of the calendar month after the employee’s employment commencement date. Eligible Wilmington employees can contribute to the Plan and receive the Company match immediately upon employment commencement.

U.S. Borax Inc. is an indirect, wholly owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly owned subsidiary of Rio Tinto plc (the “Parent”). The Plan has appointed State Street Bank & Trust Company (“State Street” or “Plan Trustee”) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is part of the Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”), whose assets are held with State Street. The Master Trust was established August 1, 2010, to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Holdings Inc. (and its subsidiaries). See Note 9 for subsequent changes in trustee and dissolution of the Master Trust.

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount not less than one percent and not more than 30 percent of their eligible compensation on a before-tax basis through payroll deductions. Before-tax contributions are limited by the Internal Revenue Code (“IRC”), which established a maximum contribution of $18,000 ($24,000 for participants age 50 or over) for the year ended December 31, 2016. Participants may also elect to make after-tax contributions not less than one percent and not more than 30 percent of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 30 percent of each participant’s eligible compensation.

The Company matches participants’ contributions. For Boron participants, the Company matches 30 percent of the participants’ before-tax and/or after-tax contributions up to the first five percent of their eligible compensation (match not to exceed 1.5 percent of eligible compensation). For Wilmington participants, the Company matches 35 percent of the participants’ before-tax and/or after-tax contributions up to the first five percent of their eligible compensation (match not to exceed 1.75 percent of eligible compensation).

The Company also makes Retirement Contribution Plan (“RCP”) contributions. To be eligible for RCP contributions, the participant must be employed by the Company for 60 days and hired after May 17, 2010 and June 17, 2011 at Boron or Wilmington, respectively. The Company contributes four percent of the participant’s base pay, as defined.

Rollovers: An employee can make rollover contributions from another qualified plan or an individual retirement account (“IRA”) if certain criteria are met as set forth in the plan document.

The Plan does not permit participants to invest rollover contributions into the common stock of the Parent in the form of a unitized fund with American Depository Receipts (“ADRs”) (the “Company Stock Fund” or “Employer Stock Fund” or “Rio Tinto ADR Stock Fund”).

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 1.          Description of the Plan (Continued)

Participant accounts: Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the Company’s RCP contributions (if applicable), an allocation of Plan earnings (losses), and administrative expenses. Allocations are based on participant earnings (losses), or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate plan contributions among various investment options, including the Rio Tinto ADR Stock Fund. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination (except as noted below). Company RCP contributions are not eligible to be contributed to the Rio Tinto ADR Stock Fund. Participants also have the option to invest in managed funds that are weighted by asset class, based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in various collective trust and mutual funds.

The Plan limits the total amount of participant contributions and the Company matching contributions to the Rio Tinto ADR Stock Fund to a maximum of 20 percent of such contributions. The Plan does not permit participants to transfer funds into the Rio Tinto ADR Stock Fund, including rollover contributions; however, participants are permitted to transfer funds out of the Rio Tinto ADR Stock Fund or to re-allocate their portfolio among all other funds with the exception of the Rio Tinto ADR Stock Fund.

Vesting: Participants are immediately vested in their contributions and Company matching contributions plus actual earnings or losses thereon. Vesting in the Company’s RCP contributions is graded based on completed years of service. A participant is 100 percent vested after five completed years of credited service, or at time of death or attainment of age 65.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants, or their beneficiaries may elect to receive lump-sum distributions, installment payments, or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum without the participant’s consent. During employment, participants may withdraw account balances for financial hardship and other in-service withdrawals, as defined.

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms range from one to five years or up to 20 years for the purchase of a primary residence. Notes to participants are treated as a separate investment of the participant, and all principal and interest payments on note balances are credited to the participant account from which the note to the participant was made. Notes from participants bear interest at rates ranging from 4.25 percent to 5.50 percent at December 31, 2016. Principal and interest are paid ratably through payroll deductions.

Interest rates are two percent above the prime rate at the beginning of the last month preceding the calendar quarter in which the loan is approved, and are fixed for the term of the loan.

Transfers: Company employees not represented by a collective bargaining unit (non-represented employees) participate in the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the “RTAI Plan”). If employees change from represented to non-represented status during the year, their account balances are transferred within the Master Trust from the Borax Plan to the RTAI Plan.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 1.          Description of the Plan (Continued)

Forfeitures: Forfeitures are used to first restore re-employed participants’ accounts and secondly to pay administrative expenses and/or to reduce future Company contributions. At December 31, 2016 and 2015, forfeited non-vested accounts were approximately $4,000 and $20,000, respectively.  Approximately $12,000 and $15,000 in forfeitures were used to pay administrative expenses and reduce Company contributions, respectively, for the year ended December 31, 2016.

If the distribution of a participant’s account is outstanding for five years or more, and reasonable efforts were made to locate the participant, such participant’s benefit may be forfeited. Any forfeitures from the Master Trust can be utilized to reinstate benefits should a participant or beneficiary make a claim for the forfeited benefit.

Note 2.          Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties: The Master Trust invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. The Plan’s investments in the Invesco Stable Value Fund and Dodge and Cox Stock Fund represent 37.5 percent and 10.3 percent of the Plan’s total interest in the Master Trust, respectively, at December 31, 2016. The Plan’s investments in the Invesco Stable Value Fund and Dodge and Cox Stock Fund represent 38.4 percent and 10.2 percent of the Plan’s total interest in the Master Trust, respectively, at December 31, 2015. The Rio Tinto America Inc. Savings Plan Investment Committee (“Investment Committee”) monitors investment performance on a quarterly basis.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Plan Trustee. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income (loss) is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust. Expenses are allocated to the Plan based on actual costs incurred and its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 2.          Summary of Significant Accounting Policies (Continued)

Contributions: Employee contributions, related matching contributions, and RCP contributions are recorded when withheld from the participants’ compensation.

Administrative expenses: Certain investment advisor, legal and other administrative fees were paid from the Plan for the year ended December 31, 2016. The Company provides accounting and other services for the Plan at no cost to the Plan. All other expenses related to administering the Plan were paid by the Company, and were excluded from these financial statements.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for certain investment fund management services are included as a reduction of the return earned on each fund. These fees, net of expected revenue sharing, range from 0.04 percent to 0.99 percent of investment fund balances. The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc common stock ADRs are paid by the participants.

Certain fees have been withdrawn from participant accounts, and are held in a clearing account until they can be paid out to the service providers. These balances are recorded as a Plan payable.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2016 or 2015. Defaulted notes from participants are recorded as a distribution in the year of default. Interest income from loans is recorded on the accrual basis.

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through June 28, 2017, which is the date the financial statements were available to be issued. See Note 9.

New accounting pronouncements: In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06 Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. For each master trust in which a plan holds an interest, the amendments in this update require a plan’s interest in that master trust and any change in that interest to be presented in separate line items. The amendments in this update remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. The amendments in this update require all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. Lastly, the amendments in this update remove the redundancy in investment disclosures related to 401(h) account assets. The amendments in this update are effective for fiscal years beginning after December 15, 2018 and are to be applied retroactively. Early adoption is permitted. Management has elected to adopt ASU 2017-06 for the 2016 plan year. The adoption of this ASU did not have a material impact on the financial statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 3.          Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust (based on the investment direction by plan participants in the various investment options offered through the Master Trust). The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. Accrued income, pending trades, and accrued expenses were de minimus at December 31, 2016 and 2015, and are included in the investment balances below. The Plan’s interest in the Master Trust was 6.4 percent and 6.1 percent at December 31, 2016 and 2015, respectively. The Master Trust also includes the investment assets of the following retirement plans:

•         RTAI Plan,

•         Kennecott Utah Copper Savings Plan for Represented Employees, and

•         Rio Tinto Alcan 401(k) Savings Plan for Former Employees.

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets at December 31, 2016 and 2015:

	December 31, 2016
			Plan’s Percent Interest in Master Trust
	Master Trust Assets	Plan’s Interest in Master Trust

Investments at fair value:
Mutual funds	$ 383,615,539	$ 21,158,889	5.5
Stable value fund: collective investment trust	149,603,512	16,686,886	11.2
Collective trust funds	135,641,433	4,197,733	3.1
Rio Tinto plc common stock ADRs	24,212,261	1,865,955	7.7
Government Short-Term Investment Fund	5,270,515	544,976	10.3
Net assets available for benefits	$ 698,343,260	$ 44,454,439	6.4

	December 31, 2015
			Plan’s Percent Interest in Master Trust
	Master Trust Assets	Plan’s Interest in Master Trust

Investments at fair value:
Mutual funds	$ 379,642,576	$ 20,174,293	5.3
Stable value fund: collective investment trust	152,154,360	16,480,239	10.8
Collective trust funds	140,743,623	4,060,161	2.9
Rio Tinto plc common stock ADRs	19,922,030	1,675,936	8.4
Government Short-Term Investment Fund	4,627,489	501,215	10.8
Interest-bearing cash	684,263	19,777	2.9
Net assets available for benefits	$ 697,774,341	$ 42,911,621	6.1

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 3.          Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following are changes in net assets for the Master Trust for the year ended December 31, 2016:

Investment results:
Appreciation in fair value of investments, net of investment management fees	$ 41,303,995
Interest and dividends	13,191,867
Net investment results	54,495,862

Net transfers	(53,926,943)
Increase in net assets	568,919

Net assets:
Beginning of year	697,774,341
End of year	$ 698,343,260

Note 4.          Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 4.          Fair Value Measurements (Continued)

Stable value fund: collective investment trust: The stable value fund is valued at NAV per unit as a practical expedient, which is calculated based on the fair values of the underlying funds. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The underlying funds include synthetic guaranteed investment contracts (“GICs”) and traditional GICs, for which contract value is used as the fair value, since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the fund, the issuer reserves the right to require 12 months’ notification in order to ensure that security liquidations will be carried out in an orderly manner.

Collective trust funds: The collective trust funds are valued at the NAV per unit as a practical expedient, which is based on the fair values of the underlying funds using a market approach. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized costs, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee using alternative fair valuation methods. Participant transactions (purchases and sales) may occur daily. There are no restrictions on redemption.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded. The fund includes a cash component, which is valued at $1 per unit.

Government short-term investment fund (“STIF”): Consists of the State Street Global Advisors (“SSgA”) Government STIF which seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

 Note 4.          Fair Value Measurements (Continued)

The following tables set forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$ 383,615,539	$ -	$ -	$ 383,615,539
Rio Tinto plc common stock ADRs (Note 5)	24,212,261	-	-	24,212,261
Government Short-Term Investment Fund	-	5,270,515	-	5,270,515
Total assets in the fair value hierarchy	$ 407,827,800	$ 5,270,515	$ -	$ 413,098,315

Investments measured at net asset value (a):
Stable value fund: collective investment trust				149,603,512
Collective trust funds				135,641,433
Total investments measured at net asset value				285,244,945

Investments at fair value				$ 698,343,260

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$ 379,642,576	$ -	$ -	$ 379,642,576
Rio Tinto plc common stock ADRs (Note 5)	19,922,030	-	-	19,922,030
Government Short-Term Investment Fund	-	4,627,489	-	4,627,489
Interest-bearing cash	684,263	-	-	684,263
Total assets in the fair value hierarchy	$ 400,248,869	$ 4,627,489	$ -	$ 404,876,358

Investments measured at net asset value (a):
Stable value fund: collective investment trust				152,154,360
Collective trust funds				140,743,623
Total investments measured at net asset value				292,897,983

Investments at fair value				$ 697,774,341

(a)   In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 4.          Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2016, there was an immaterial transfer between level 2 and level 1, related to the interest-bearing cash and Government STIF balances.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable; unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments within the Master Trust where NAV is available as a practical expedient:

	Fair Value as of December 31		Redemption	Redemption
	2016	2015	Frequency	Notice Period
Stable value fund:
Invesco stable value trust	$ 149,603,512	$ 152,154,360	Daily	12 months for full liquidation
Collective trust funds:
Bond investments	22,922,124	29,535,725	Daily*	None
Commodities futures market	4,284,085	3,592,835	Daily*	None
Foreign	23,921,864	26,598,863	Daily*	None
Large cap	60,225,709	55,238,243	Daily*	None
Real estate	3,205,616	3,451,200	Daily*	None
Small-mid cap	11,341,299	17,044,610	Daily*	None
U.S. fixed-income securities	9,740,736	3,393,516	Daily*	None
U.S. money market securities (b)	-	1,888,631	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

(b)   The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 5.          Related Party and Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, certain transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds certain investments that are managed by SSgA, the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 628,783 and 678,951 shares of Rio Tinto plc common stock ADRs at December 31, 2016 and 2015, respectively, valued at $38.46 and $29.12, respectively. The cash component of this fund was approximately $68,000 and $151,000 at December 31, 2016 and 2015, respectively. During the year ended December 31, 2016, purchases and sales of shares by the Master Trust totaled approximately $4,719,000 and $1,204,000, respectively. As of December 31, 2016 and 2015, the Plan held notes receivable from participants totaling approximately $1,352,000 and $1,122,000, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 6.          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 7.          Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 30, 2015, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded the Plan had maintained its tax-exempt status and had taken no uncertain tax positions which require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

Note 8.          Delinquent Participant Contributions

The Company erroneously failed to remit participant contributions and participant loan repayments to the Plan on a timely basis totaling approximately $744,000 and $1,000 for the years ended December 31, 2013 and 2014, respectively. During the year ended December 31, 2016, the Company remitted lost earnings on the 2013 and 2014 delinquent contributions, and filed the correction under the Voluntary Fiduciary Correction Program (“VFCP”). The VFCP application has been received by the Department of Labor and is currently under review. The Plan had previously reported late contributions of approximately $204,000 for the year ended December 31, 2015; however, during the VFCP filing process, the Company determined that these contributions were not considered to be late.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Notes to Financial Statements

Note 8.          Delinquent Participant Contributions (Continued)

The Company also erroneously failed to remit participant contributions and participant loan repayments totaling approximately $687,000 to the Plan on a timely basis for the year ended December 31, 2016.  The Company remitted lost earnings and filed under the VFCP for late contributions totaling approximately $585,000 during the year ended December 31, 2016. The Company is in the process of calculating and remitting lost earnings on the remaining 2016 delinquent contributions, totaling approximately $103,000, and has begun the process of filing under the VFCP. See the accompanying supplemental Schedule of Delinquent Participant Contributions.

Note 9.          Subsequent Events

The Rio Tinto America Inc. Benefit Governance Committee and the Investment Committee decided to transition the custodial and recordkeeping functions from State Street and Xerox HR Solutions, respectively, to Prudential Retirement Insurance and Annuity Company. This transition occurred on February 1, 2017. In order to facilitate this transition, a blackout period was established and enforced. For the period from 4:00 PM on January 31, 2017 through February 13, 2017 (the blackout period), participants were unable to direct or diversify investments in their individual accounts, obtain a loan or receive a distribution from the Plan. During the transition, the Master Trust was dissolved and the Plan reverted to stand alone trust and plan accounting.

Effective January 1, 2017 and February 1, 2017, the Plan was amended for minor changes to various plan provisions including eligibility, elapsed time for determining breaks in service, a formal loan policy and timing of distributions upon termination, death or disability.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2016

EIN: 98-0047580
Plan Number: 007

Description of Asset	Fair Value

Notes from participants, due in various amounts through July 2034, with interest
rates ranging from 4.25% to 5.50%*	$ 1,351,538

*Party-in-interest transaction considered exempt by the Department of Labor.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
Year Ended December 31, 2016

EIN: 98-0047580
Plan Number: 007

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments Are Included: ⊠	Contributions Not Fully Corrected**	Contributions Corrected Outside the Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51

2013	$ -	$ -	$ 744,439*	$ -
2014	$ -	$ -	$ 852*	$ -
2016	$ 102,803*	$ -	$ 584,536*	$ -

*Party-in-interest transaction

**The Company is in the process of calculating and remitting lost earnings on these delinquent contributions and has begun the process of filing under the VFCP.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm